# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Factorial Energy Inc., CIK 0002049662
CUSIP: 30347G103
Title of class of securities: Series A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 805 Middlesex Turnpike, Billerica, Massachusetts (MA), 01821
Date of event which requires filing of this statement: 06/05/2026
Filed by CIK 0002139242
Persons authorized to receive notices and communications: Steven C. Poling, Esq., 35555 W. Twelve Mile Rd., Suite 100, Farmington Hills, Michigan (MI), 48331, (248) 991-6632

## Reporting persons
- Mercedes-Benz Corporate Investments LLC (CIK 0002139242): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,669,995; shared voting power 0; sole dispositive power 8,669,995; shared dispositive power 0; aggregate amount beneficially owned 8,669,995 (8.1% of the class)
  Comment: 1. This percentage is based on a total of 107,023,245 shares of Series A Common Stock issued and outstanding as of June 5, 2026 upon completion of the Business Combination , as reported by the Issuer on its Form 8-K on June 10, 2026, and assumes the exchange of all 15,512,744 shares of Series B Common Stock (each of which is exchangeable for one share of Series A Common Stock).

## Item 1. Security and Issuer
Title of class of securities: Series A Common Stock, par value $0.00001 per share
Name of issuer: Factorial Energy Inc.
Address of issuer's principal executive offices: 805 Middlesex Turnpike, Billerica, Massachusetts (MA), 01821
Comment: This statement on Schedule 13D relates to MBCI's (as defined in Item 2 below) beneficial ownership interest in shares of Series A Common Stock, par value $0.000001 per share (the "Series A Common Stock") of Factorial Energy Inc. (f/k/a Cartesian Growth Corporation III) (the "Issuer"). The Issuer's principal executive offices are located at 805 Middlesex Turnpike, Billerica, MA 01821.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed on behalf of Mercedes-Benz Corporate Investments LLC ("MBCI").

MBCI is a wholly-owned indirect subsidiary of Mercedes-Benz Group AG, a publicly-traded German corporation ("MB"). MBCI is a Delaware limited liability company.
Residence or business address: The principal business address of MBCI is 35555 W. Twelve Mile Rd., Suite 100, Farmington Hills, MI 48331.
Present principal occupation or employment: The business purpose of MBCI is to serve as an investment vehicle for MB.
Criminal convictions in the last five years: During the past five years, MBCI has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, MBCI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The jurisdiction of organization of MBCI is set forth in subsection (a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of Series A Common Stock reported herein as beneficially owned by MBCI were acquired in connection with a business combination (the "Business Combination") pursuant to the Business Combination Agreement, dated December 17, 2025, by and among the Issuer, Fenway MS, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, and Factorial Inc., a Delaware corporation ("Factorial") (as amended by Amendment No. 1 to Business Combination Agreement, dated as of March 26, 2026, and Amendment No. 2 to Business Combination Agreement, dated as of May 18, 2026, the "Business Combination Agreement").

In December 2021, Factorial issued and sold to MBCI (i) 2,205,032 shares of Series D redeemable preferred stock of Factorial, and (ii) warrants exercisable for 137,814 shares of common stock of Factorial, and in August 2025, Factorial issued and sold to MBCI a secured convertible promissory note in the aggregate principal amount of $2,000,000 (collectively, the "Factorial securities"). On June 5, 2026, as a result of the completion of the Business Combination (the "Closing"), the Factorial securities (including accrued and unpaid interest, in the case of the promissory note) directly held by MBCI were converted into an aggregate of 8,669,995 shares of Series A Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

MBCI holds its securities of the Issuer for investment purposes. In connection with the completion of the Business Combination, Uwe Keller, Director of Battery Development at Mercedes-Benz Group AG, who was previously a director of Factorial, was elected to the board of the Issuer.

MBCI expects to review from time to time its investment in the Issuer and may, depending on the market and other conditions and subject to applicable law: (i) acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) dispose of all or part of its holdings of securities of the Issuer; or (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D.

Except as set forth herein, MBCI does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. MBCI may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, MBCI directly holds 8,669,995 shares of Series A Common Stock, which represents approximately 8.1% of the Series A Common Stock issued and outstanding as of June 5, 2026 upon completion of the Business Combination, and assumes the exchange of all 15,512,744 shares of Series B Common Stock, par value $0.000001 per share (the "Series B Common Stock") (each of which is exchangeable for one share of Series A Common Stock).
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: See Item 4 above.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Schedule 13D, to the knowledge of MBCI, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Series A Common Stock covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Amended and Restated Registration Rights Agreement

In connection with the completion of the Business Combination, MBCI entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer, CGC III Sponsor LLC, a Delaware limited liability company, and certain other holders of shares of Series A Common Stock party thereto, pursuant to which MBCI is entitled to registration rights with respect to its shares of Series A Common Stock as described below.

The Registration Rights Agreement provides that, within 30 calendar days following the Closing, the Issuer will file with the SEC (at the Issuer's sole cost and expense) a resale registration statement registering the resale of certain shares of Series A Common Stock held by or issuable to the parties thereto, and will use its commercially reasonable efforts to have the resale registration statement declared effective as soon as reasonably practicable after the filing thereof. The holders (including MBCI) are also entitled to customary piggyback registration rights and demand registration rights, including underwritten demands.

The Registration Rights Agreement also includes customary indemnification provisions under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in an applicable registration statement, and holders of registrable securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between MBCI and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit Description

## Signatures
- Mercedes-Benz Corporate Investments LLC: /s/ Holly Wu, Holly Wu, Vice President, Mergers & Acquisitions (06/12/2026)
- Mercedes-Benz Corporate Investments LLC: /s/ Steven C. Poling, Steven C. Poling, Assistant Secretary (06/12/2026)